CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

STARS ON BOARD TECHNOLOGIES, INC. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of STARS ON BOARD TECHNOLOGIES, INC. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of shares of stock which the corporation is authorized to issue is 500,000,000 shares of common stock having a par value of $0.000015 per share."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said STARS ON BOARD TECHNOLOGIES, INC. has caused this certificate to be signed by an authorized officer, this 7 day of May , 2021.

BY: _____ -Signature

Name: Ray Fares _____ -please print
Authorized Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CHATELLO TECHNOLOGIES INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF FEBRUARY, A.D. 2020, AT 10:22 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7848194 8100
SR# 20201025183

Authentication: 202379818
Date: 02-13-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:22 AM 02/12/2020
FILED 10:22 AM 02/12/2020
SR 20201025183 - File Number 7848194

CERTIFICATE OF INCORPORATION
OF
Chatello Technologies Inc.

FIRST: The name of the corporation is: Chatello Technologies Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 50,000,000 shares having a par value of $0.0015000 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this February 12, 2020.

Signed and Attested to by: Amy R. Fountain

Harvard Business Services, Inc., Incorporator
By: Amy R. Fountain, Assistant Secretary

STATEMENT OF INCORPORATOR

****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
Chatello Technologies Inc.
February 12, 2020

We, Harvard Business Services, Inc., the incorporator of Chatello Technologies Inc. -- a Delaware Corporation -- hereby adopt the following resolution pursuant to Section 108 of the General Corporation Law of Delaware:

Resolved: That the Certificate of Incorporation of Chatello Technologies Inc. was filed with the Secretary of State of Delaware on February 12, 2020.

Resolved: That on February 12, 2020 the following persons were appointed as the initial directors of the Corporation until their successors are elected and qualify:

Ray Fares

Youssef Harb

Resolved: That the bylaws included with this resolution are the initial bylaws approved by the incorporator.

Resolved: That the Secretary of the Company is hereby authorized and directed to execute a certificate of adoption of the bylaws or repeal the initial bylaws and create a custom set of bylaws to be adopted and approved by the directors.

Resolved: The powers of this incorporator are hereby terminated, and said incorporator shall no longer be considered a part of the body corporate of the above named corporation.

This resolution shall be filed in the minute book of the company.

Amy Fountain

Harvard Business Services, Inc., Incorporator
By: Amy Fountain, Assistant Secretary

State of Delaware)
) ss.
County of Sussex)

This instrument was acknowledged before me by Amy Fountain as Assistant Secretary of Harvard Business Services, Inc. this February 13, 2020.

Jennifer Cronin, Notary Public
My Commission Expires January 19, 2021.

Jennifer Cronin
NOTARY
PUBLIC
State of Delaware

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